THE INFORMATION CONTAINED HEREIN IS RESTRICTED AND IS NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES OR ANY JURISDICTION IN WHICH SUCH PUBLICATION RELEASE OR DISTRIBUTION WOULD BE UNLAWFUL

20 June 2011

Allied Gold Limited

("Allied Gold" or the "Company")

PUBLICATION OF PROSPECTUS IN CONNECTION WITH PROPOSED MOVE FROM AIM TO THE PREMIUM LISTING SEGMENT OF THE OFFICIAL LIST

Allied Gold is pleased to announce the publication of a prospectus ("Prospectus") in connection with the proposed admission to the premium listing segment of the Official List of the UK Listing Authority ("Official List") and to trading on the London Stock Exchange plc's main market for listed securities ("Main Market") of the shares of Allied Gold Mining PLC (the successor company under the proposed schemes of arrangement ("Schemes")).

Admission of the shares of Allied Gold Mining PLC to the Official List and to trading on the Main Market and cancellation of admission to trading on AIM of the shares of Allied Gold is expected to occur simultaneously on Thursday, 30 June 2011, at 8:00 am, provided that the Schemes are approved by the Supreme Court of Queensland at the court hearing to be held on Monday, 20 June 2011.

Certain information relating to the Company that is included in the Prospectus and is required under the AIM Rules to be included in this announcement is summarised in the Appendix to this announcement. Capitalised terms used in the Appendix and not otherwise defined have the meanings ascribed to them in the Prospectus.

A copy of the Prospectus has been submitted to the National Storage Mechanism in the UK and is available for inspection on the Company's website at: http://www.alliedgold.com.au/.

For further information please contact:

Allied Gold Limited

Australia – Simon Jemison – Investor and Media +61-418-853-922

Canada – Rebecca Greco – Investor Relations +1 416-839-8610

London – David Simonson – C/. MerlinPR + 44(0) 20 7726 8400

Beaumont Cornish Limited (Allied Gold's nominated adviser)
Roland Cornish - +44 (0) 207 628 3396

RBC Capital Markets (Allied Gold's sponsor)
+44 (0) 207 653 4000

Stephen Foss
Matthew Coakes
Daniel Conti

APPENDIX

SUMMARY OF CERTAIN INFORMATION INCLUDED IN THE PROPSECTUS

PART 1 - INFORMATION ON THE GROUP

Paragraph 9 - Strategy

The Group's core strategy is to achieve profitable growth and increase volume from current mining assets. The Group anticipates that this will be achieved through a combination of organic growth through its existing Melanesian assets and through the acquisition of additional assets, including assets located in other regions. The Group continually reviews and assesses potential acquisitions throughout the world. The central driver of this strategy is securing the Group's future production, which it intends to achieve through the development and expansion of existing mining assets.

The Group is currently forecasting gold production at a run rate of in excess of 200,000ozpa from its combined Simberi and Gold Ridge operations. Now that gold production at Gold Ridge has commenced, the Group can also look to harness the potential of the under-explored region around Simberi. There is significant further potential to increase production at Simberi through expansion of the oxide processing plant and developing a processing plant for the sulphide resources.

The Group's aim is to keep growing its critical mass in terms of resources, reserves and production capacity through exploration. The Group is investing in excess of A$10 million annually into exploration, with programmes around all of its producing assets and at greenfield projects in PNG and the Solomon Islands, as the Directors seek to build on the position of the Group as a prominent gold producer and explorer in the region.

The Group is also focused on the organic development of in-house projects and regional acquisitions of production or near-term production assets.

Simberi 2010-2011

The Group's strategy is to add to the gold inventory on Simberi Island by defining additional resources and converting these and other known resources into reserves with a view to expanding annualised gold production.

Plans are now underway to incrementally expand the Simberi oxide circuit to produce 100Koz per annum by the end of December 2011. This will be by way of an increase in the nameplate capacity of the plant from 2.4Mtpa to 3.5Mtpa to take advantage of the increasing oxide reserve and resource base.

Whilst the Directors believe that the Group has sufficient oxides for the next decade, opportunities remain to lift both the oxide and sulphide inventory. In the year ahead, the Group will target pit edge oxides at the Sorowar deposit. The Group will also target underlying sulphide mineralisation at Pigiput, Pigibo and Sorowar as well as testing the possible link between the Samat North and Samat East deposits. A decision on the sulphide development is expected in 2012 after the completion of further exploration drilling and a BFS on the sulphide reserves at Simberi.

The Group has budgeted A$8 million for the year to December 2011 to undertake 20,000m of diamond core and 40,000m of RC drilling at Simberi.

Gold Ridge 2010-2011

Production commenced at Gold Ridge in March 2011. The Group is targeting an increase of throughput to 2.5Mtpa producing on average 120Koz per annum of gold for the first three years of operation. A review of a possible further increase in throughput will be ongoing as more exploration data progressively becomes available, although such an increase would not be likely to affect the initial development throughput design.

The Group plans to commit approximately A$5 million to near-mine and regional exploration activity. Drilling with a Group-owned reverse circulation rig commenced in July 2010 at Namachamata. An extensive IP geophysical survey, covering all the known deposits and their possible extensions and parallel zones, is also underway. Preliminary results indicate the known deposits respond to the geophysical survey offering the potential for new discoveries.

The Directors believe that the region has great exploration potential, and the Group has applied for a significant regional exploration tenement package of 129km² in readiness for future aggressive exploration campaigns.

With Gold Ridge in operation, total Group gold production is currently projected to run at over 200Koz per annum and group operating cash flow at approximately US$100 million per annum. This will help support further growth initiatives and exploration activity in PNG and the Solomon Islands, where operations have lain dormant for almost a decade.

Tabar and Tatau exploration
Tatau is the closest island to Simberi, some 20km away. Work by Kennecott in the 1970s produced encouraging results. The Group now plans to apply modern exploration methods to the area.

A number of areas have been highlighted for exploration in 2011 including Mount Letam, Mount Tiro, Siro, Pepewo and Talik. At Mount Letam, drilling commenced in Q4 2010.

Big Tabar Island gives its name to the chain of islands which include Tatau, Mapua and Simberi. During its 21 month tenure as JV manager, Barrick drilled ten diamond core holes at the Tupinda and Banesa prospects. Potentially economic grades of alkaline porphyry style copper gold mineralisation were encountered. However, the Banesa prospect remains under-explored and an IP geophysical survey is planned to help determine the next round of targets.

PART IX - HISTORICAL FINANCIAL INFORMATION

SECTION B - FINANCIAL STATEMENTS FOR SIX MONTHS ENDED 31 DECEMBER 2010

The Prospectus contains an audited half-year financial report of Allied Gold Limited, which comprises the consolidated statement of financial position as at 30 June 2010, 2009, and 2008, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the years then ended on those dates, notes comprising a summary of significant accounting policies and other explanatory information, and the directors' declaration of the consolidated entity comprising the disclosing entity and the entities it controlled at the year's end or from time to time during the financial years.

The financial information in the Prospectus has been prepared in accordance with International Financial Reporting Standards as adopted by the European Union. The financial statements previously disclosed to the market through the Company's audited interim financial statements (dated 11 February 2011) and Scheme booklet (dated 28 April 2011) were prepared in accordance with the Australian equivalents to International Financial Reporting Standards. The change has not resulted in any change to the reported Profit/(Loss) after Tax or Net Asset position of the group for any of the reported periods.

PART XIV - COMPETENT PERSON'S REPORTS

SECTION A - SUMMARY

2.0 Summary - Simberi Project

2.1 Scope
This section is a summary of the Simberi Gold Project CPR which has been prepared separately (set out in Section B of Part XIV of the Prospectus).

2.2 Property Description
The Simberi Gold Project is located on Simberi Island in the Tabar Islands Group. The Tabar Islands are situated in the New Ireland Province of Papua New Guinea (PNG) at approximately latitude 2.5° South and longitude 152° East. The four sparsely inhabited islands of the Tabar Group are located 130 km east of the capital city of New Ireland Province, Kavieng. The Simberi Gold Project is located within Mining Lease ML136 which covers the eastern half of Simberi Island.

2.3 Ownership
Simberi Gold Company Ltd ("Simberi Gold"), a fully owned subsidiary of Allied Gold Pty Ltd ("Allied") operates the Simberi Gold Mine on Simberi Island.

2.4 Geology

Simberi Island is the oldest and northernmost island of the Tabar Island group. It forms part of a silica-poor, potassium-rich alkaline volcanic Pliocene-Pleistocene island arc to the immediate north of New Ireland, PNG.

The currently known gold prospects on Simberi Island are located in the eastern half of the island, within the central volcanic core and are contained within a sub-cropping epithermal alteration system extending 4 km north-south and 2 km east-west. The host rocks for the mineralisation comprise altered andesitic lava flows or intrusives (porphyries), volcanoclastics and tuffs.

Gold mineralisation, however, does not appear to be closely associated with any particular lithology. Where recognised, the main primary control of gold mineralisation is steeply dipping fracture systems, in places associated with milled breccia dykes (diatremes). Particularly high grades are associated with diatreme-country rock contact zones. Gold mineralisation is generally associated with sulphides or iron oxides occurring within all variety of hydraulic fractures, such as simple fracture infills, single vein coatings and crackle brecciation in the more competent andesite units and broad disseminations in the naturally porous volcanoclastic rocks.

In the Oxidised zone, the gold is predominantly associated with iron oxides after sulphides, with higher grades occurring with rare vuggy and chalcedonic quartz.

The Sulphide zone mineralisation includes refractory gold hosted by pyrite or marcasite and scarcer arsenopyrite at depth. Trace element analyses indicate the pyrite is arsenian.

2.5 Exploration

The Tabar Island Group has been extensively explored by a number of operators since the discovery of *in situ* gold in 1981. Exploration in ML 136 is focussed around the identified deposits of Sorowar, Pigiput, Pigibo, Botlu, Pigicow, Bekou and Samat. In addition to these, there are a number of smaller prospects yet to be properly defined. Exploration uses a combination of channel sampling, reverse circulation and diamond core drilling.

In addition to ML 136, Allied also hold Exploration Lease 609 covering most of the rest of the Tabar Island Group. EL 609 is also being actively explored.

2.6 Mineral Resources

Table 2-1 summarises the Mineral Resources for the Simberi deposits.

Table 2-1: Simberi Resource (0.5 g/t Au cut off—depleted to 1 January 2011)

Deposit	Material	Measured			Indicated			Inferred		
		Mt	Au g/t	koz	Mt	Au g/t	koz	Mt	Au g/t	koz
Bekou	Oxide				0.04	1.74	2	0.06	1.14	2
	Transition				0.01	1.17	0	0.05	1.16	2
	Sulphide				0.02	1.93	2	0.92	1.38	41
Bekou Total					**0.07**	**1.71**	**4**	**1.03**	**1.36**	**45**
Botlu	Oxide	1.22	1.14	44	0.45	1.23	18	0.31	1.16	11
	Transition									
	Sulphide							1.45	1.81	84
Botlu Total		**1.22**	**1.14**	**44**	**0.45**	**1.23**	**18**	**1.76**	**1.70**	**95**
Pigibo	Oxide				2.96	1.11	106	0.6	0.89	17
	Transition				2.19	1.19	84	0.51	0.92	15
	Sulphide				3.86	1.11	137	6.22	0.94	188
Pigibo Total					**9.01**	**1.13**	**327**	**7.33**	**0.93**	**220**
Pigicow	Oxide				0.15	1.65	8	0.29	1.3	12
	Transition							0.11	1.29	4
	Sulphide							2	1.26	81
Pigicow Total					**0.15**	**1.65**	**8**	**2.4**	**1.27**	**97**
Pigiput	Oxide	2.89	0.86	80	4.6	0.92	137	2.01	0.79	51
	Transition				1.95	0.89	56	0.77	0.83	21
	Sulphide				32.56	1.51	1583	32.25	1	1042
Pigiput Total		**2.89**	**0.86**	**80**	**39.11**	**1.41**	**1776**	**35.03**	**0.98**	**1114**
Samat East	Oxide							0.4	1.13	14
	Transition							0.08	0.78	2
	Sulphide							3.5	0.78	88
Samat East Total								**3.98**	**0.82**	**104**

Samat North A	Oxide				0.11	0.78	3	0.11	0.84	3
	Transition				0.04	1.29	2	0.01	1.26	0
	Sulphide				0.36	0.81	9	1.08	0.86	30
Samat North A Total					**0.51**	**0.84**	**14**	**1.2**	**0.86**	**33**
Samat North B	Oxide				0.12	0.86	3	0.12	0.75	3
	Transition				0.05	2.86	5	0.02	0.78	1
	Sulphide				1.9	1.22	74	1.05	0.73	25
Samat North B Total					**2.07**	**1.24**	**82**	**1.19**	**0.73**	**29**
Samat South A . . .	Oxide				0.02	1.96	1	0.16	1.28	7
	Transition				0.01	0.98	0	0.01	0.77	0
	Sulphide				0.02	1.01	1	1.73	0.97	54
Samat South A Total . . .					**0.05**	**1.38**	**2**	**1.9**	**1.00**	**61**
Samat South B . . .	Oxide				0.05	2.94	5	0.17	1.51	8
	Transition				0.05	2.03	3	0.02	0.99	1
	Sulphide				1.7	1.76	96	3.36	1.07	115
Samat South B Total					**1.8**	**1.80**	**104**	**3.55**	**1.09**	**124**
Sorowar	Oxide	5.61	1.3	235	8.56	1.08	298	2.4	1.09	84
	Transition	0.54	1.17	20	1.46	1.14	53	0.29	0.83	8
	Sulphide	1.3	0.93	39	6.93	0.92	205	19.03	0.9	549
Sorowar Total		**7.45**	**1.23**	**294**	**16.95**	**1.02**	**556**	**21.72**	**0.92**	**641**
Sorowar South	Oxide							0.68	0.82	18
	Transition							0.28	0.68	6
	Sulphide							5.39	0.66	114
Sorowar South Total								**6.35**	**0.68**	**138**
Grand Total		**11.56**	**1.13**	**418**	**70.17**	**1.28**	**2891**	**87.44**	**0.96**	**2701**

2.7 Mineral Reserves

Table 2-2 summarises the Mineral Reserves and Resources within designed pits for the Simberi deposits.

Table 2-2: Simberi Mineral Reserves and Resources within Design Pits (1 January 2011)

	Proven			Probable			Total Ore		
Pit	Mt	Au g/t	koz	Mt	Au g/t	koz	Mt	Au g/t	koz
Sorowar									
Oxide	6.03	1.23	238	5.40	1.18	205	11.43	1.21	433
Transition	0.55	1.08	19	0.52	1.29	22	1.07	1.18	41
Sulphide	0.38	1.10	13	0.74	1.49	35	1.12	1.36	49
Sorowar Total	**6.96**	**1.21**	**271**	**6.66**	**1.22**	**262**	**13.62**	**1.22**	**533**
Pigiput									
Oxide	3.94	0.73	92	5.35	0.82	141	9.42	0.78	233
Transition				1.67	0.86	46	1.67	0.86	46
Sulphide				12.51	2.39	961	12.51	2.39	961
Pigiput Total	**3.94**	**0.73**	**92**	**19.53**	**1.83**	**1148**	**23.47**	**1.64**	**1241**
Pigibo									
Oxide				3.43	1.00	110	3.43	1.00	110
Transition				1.65	1.21	64	1.65	1.21	64
Sulphide				0.43	2.04	28	0.43	2.04	28
Pigibo Total				**5.51**	**1.14**	**203**	**5.51**	**1.14**	**203**
Samat North A									
Oxide				0.07	0.70	2	0.07	0.70	2
Transition									
Sulphide									
Samat North A Total .				**0.07**	**0.70**	**2**	**0.07**	**0.70**	**2**
Samat North B									
Oxide				0.12	0.79	3	0.12	0.79	3
Transition				0.05	3.61	6	0.05	3.61	6
Sulphide				0.33	2.28	24	0.33	2.28	24
Samat North B Total .				**0.50**	**2.06**	**33**	**0.50**	**2.06**	**33**
Samat South									
Oxide				0.08	2.37	6	0.08	2.37	6
Transition				0.05	2.16	3	0.05	2.16	3
Sulphide				0.68	2.43	53	0.68	2.43	53
Samat South Total . .				**0.81**	**2.41**	**62**	**0.81**	**2.41**	**62**

Botlu South									
Oxide	0.74	1.35	32	0.12	1.61	6	0.86	1.39	38
Transition									
Sulphide									
Botlu South Total	**0.74**	**1.35**	**32**	**0.12**	**1.61**	**6**	**0.86**	**1.39**	**38**
Total All Pits									
Oxide	10.71	1.05	363	14.57	1.01	473	25.28	1.03	836
Transition	0.55	1.08	19	3.94	1.11	141	4.49	1.11	160
Sulphide	0.38	1.10	13	14.69	2.33	1102	15.07	2.30	1116
Total All Pits	**11.64**	**1.06**	**395**	**33.20**	**1.61**	**1716**	**44.84**	**1.46**	**2112**

2.8 Mining

The current mine plan consists of the open pit mining of oxide deposits. The Samat oxide pits have been largely depleted. Ore is currently being extracted from the Sorowar pit.

The Simberi mining operation is a conventional load and haul operation using a mixed fleet of owner and contractor equipment (Table 2-3). Ore from the Sorowar pit is transported to the processing plant by an aerial conveying system. Currently, just over 100,000 t of ore per month is being mined.

Table 2-3: Simberi Gold Company (SGC) Mining Fleet

Machine	Number
Cat 740 articulated truck	8
Cat 725 articulated truck	2
Cat 330 excavator	2
Komatsu PC450 LC-7 excavator	2
Cat D10N dozer	1
Cat D9N dozer	1
Cat D6R dozer	3
Cat 140 grader	1
Cat CS-563E roller	1
Cat IT38G	1
Cat 980G FEL	2

2.9 Processing

The current oxide plant is treating greater than 2 Mtpa at a recovery of greater than 92% gold.

Expansion of the oxide plant is based on providing increased comminution capacity including a SAG mill, and increased leaching and carbon adsorption capacity. Capital cost is estimated at A$32 M for the oxide expansion project.

Metallurgical testwork has aimed at developing a viable flotation, roast, leach flowsheet for the sulphide ore. A preliminary process design has been developed. Preliminary engineering at PFS level has resulted in a capital cost estimate of $188 M for the sulphide plant, and a further $7.6 M for infrastructure associated with the use of Heavy Fuel Oil (HFO) for power supply.

A project to expand of the oxide processing plant capacity to 3.5 Mtpa is currently underway and a Bankable Feasibility Study is currently being conducted to consider a proposed development of a 1.5 Mtpa sulphide processing facility on Simberi Island to facilitate treatment and recovery of gold from sulphide ore.

Operating cost for the expanded oxide plant is estimated at $9.25/t ore milled. This is based on the current operating cost adjusted for increased throughput. Operating cost for the sulphide plant has been estimated from first principles at $23.29/t.

NPV of the combined expanded 3.5Mtpa oxide and 1.5Mtpa sulphide project has been calculated at $334 M. This includes the contribution of the existing oxide project. Cash operating costs are $678/oz.

All dollars are in Australian Dollars (A$) unless otherwise denoted.

2.10 Authors' Conclusions

2.10.1 Mineral Resources

- The Simberi resource is a robust and proven gold deposit.
- The current resource models show a positive reconciliation in the mined pits. This issue should be investigated with the objective of optimising production and potentially increasing the mine life.
- The historical resource at Botlu is accepted as Inferred based on the Author's validations. The resource models should be re-estimated using the current data set and understanding of the deposits' geology.
- The Sulphide resource at Sorowar needs to be drilled and assessed.
- Beyond the Simberi mining lease, the exploration ground held by Allied over the Island group is all very prospective.

2.10.2 Mineral Reserves

- The reserves at Simberi, being based on the resource are also proven and robust.
- Improvements to the reserve position come directly from improvements and increases in the resource.
- The development of some of the satellite deposits will add to the reserve base.
- Inclusion of more Sulphide material has the potential to significantly increase reserves.

2.10.3 Processing

- The current oxide processing plant is operating well and achieving good oxide recoveries.
- The infrastructure that is in place at Simberi Gold is adequate for the 2 Mtpa operation, and with some upgrading including the wharf facility, will be adequate for the 3.5 Mtpa oxide operation and 1.5 Mtpa sulphide operation.
- The author is of the opinion that the proposed oxide plant expansion modifications and additions will be effective in increasing oxide plant throughput to 3.5 Mtpa.
- The capital cost estimate of $32 M for the oxide plant expansion to 3.5 Mtpa is reasonable for the modifications and additions proposed.
- The capital estimate of $188 M for the 1.5 Mtpa sulphide plant design and construction is reasonable.
- The gold grades to be fed to the oxide process plant are low at 1.1 g/t average over the mine life, and maintaining low overhead and operating costs will be critical to project viability.
- The combined 3.5 Mtpa oxide project and 1.5 Mtpa sulphide project is commercially viable with NPV of $334 M (at 10% discount factor) pre-tax, using US$1,000/oz gold price and A$:US$ exchange rate of 0.8. The NPV is sensitive to gold price.

2.11 Recommendations

- The remaining historical resources should be re-estimated incorporating the current geological understanding of the island, recent drilling and other geological data and any updated topographical information. Outsourced this is estimated to cost AUD$50 K.
- The positive mining reconciliation should be investigated. This could be done in-house or outsourced at an estimated cost of AUD$30 K.
- A critical review of current mining operations should be undertaken and any revisions applied to the optimisation, pit design and scheduling. This could be done in-house or outsourced at an estimated cost of AUD$40 K.
- Optimisation of the resource and reserve calculations, final pit designs and scheduling should be revisited on a regular basis. The pit optimisations need to be updated to reflect more recent increasing trend in the gold price.
- Exploration drilling to investigate the nature of the sulphide mineralisation beneath the current Sorowar pit design should proceed as a matter of priority. There appears to be significant potential to increase the sulphide resource and reserve base at Simberi, and thus improve the overall economics of the project, through improving the understanding of the sulphide mineralisation in the Sorowar area.
- Expansion of the oxide plant to 3.5 Mtpa should proceed. Estimated cost is $32 M.

- Allied Gold should consider a Bankable Feasibility Study, in conjunction with additional drilling, which will provide greater confidence to the combined oxide and sulphide project. The cost of a Bankable Study is estimated at $6-$10 M. The total cost of the combined oxide and sulphide project is estimated at $278 M including the $32 M oxide plant expansion.
- Allied should closely manage its operating costs to keep its costs within budget estimates.

3.0 Summary - Gold Ridge Project

3.1 Scope

This section is a summary of the Gold Ridge Project CPR which has been prepared separately (set out in Section C of Part XIV of the Prospectus).

3.2 Property Description and Location

The Gold Ridge Project is located on the island of Guadalcanal, the central island of the Solomon Islands, approximately 30 km south-east of the capital city Honiara. The project is accessed from Honiara by approximately 40 km of varying quality road.

The mine area is located on the lower northern slopes of Mount Chaunapaho in the central ranges of Guadalcanal Island. The project area is extremely rugged, with very steep gradients and is heavily forested. The area has a north-south aspect and an approximate average elevation of 550 m. The gold deposits are situated in the Chovohio and Charivungo river catchments in the headwaters of the Matepono River. Both these rivers have steep gradients with a combined catchment area of 17.4 km² above their confluence. The river system falls from 1200 m (Chovohio) and 800 m (Charivungo) to the sea in 20 kilometres.

The property consists of Special Prospecting License (SPL) #194 covering an area of 130 km² which surrounds a 30 km² Mining Lease (No 1/1997).

3.3 History

Serious exploration has been undertaken at the site since 1939. The Project was an operating mine from 1998 until June 2000, when it was shut down during the period of civil unrest. During the 22 months that the Valehaichichi mine was actively operating the total gold production amounted to approximately 210,000 ounces.

After the shutdown, the camp and office buildings were destroyed by people taking usable construction material. The refurbishment of the plant by GRML is expected to be completed in March 2011.

The Gold Ridge project is managed by Gold Ridge Mining Limited (GRML), a subsidiary of Australian Solomons Gold (ASG), which is in turn a wholly owned subsidiary of Allied Gold Limited. Allied Gold has held effective control of the property since March 2010.

3.4 Geology

Gold Ridge is located within the central part of Guadalcanal Island which lies between the North Solomon Plate and the San Cristobal Trench. Rock-types occurring on Guadalcanal range from ultramafic to diorite intrusives, felsic to mafic and marine sedimentary rocks to fluvial sediments.

The Gold Ridge deposits are hosted by the Lower Pliocene Gold Ridge Volcanics. The Gold Ridge deposits are concentrations of low-sulphidation intrusion related epithermal gold mineralisation.

Mineralisation is related mainly to alteration and veining and to a lesser extent lithology. Although alteration assemblages are similar throughout Gold Ridge, the relative abundance and intensity of alteration is different for each deposit. Valehaichichi hosts the most intense and concentrated argillic and silica-pyrite alteration. Propylitic alteration survived at Kupers and Dawsons where argillic and silicapyrite alteration is less intense. Primary porosity of shallow dipping lithologies as well as moderate to shallow dipping fractures and veins combine to impart a strong sub-horizontal distribution to gold mineralisation.

The Gold Ridge project comprises four separate gold deposits called, from north to south, Valehaichichi, Namachamata, Kupers and Dawsons. To date only Valehaichichi has seen any significant mining, mostly by Ross Mining (August 1998 to June 2000). GRML under Allied Gold has recently re-commenced mining operations in the Valehaichichi pit. Numerous artisan workings can be found throughout the mining lease area.

3.5 Metallurgy

The Gold Ridge processing plant treated 4.4 million tonnes of ore from the Valehaichichi pit from August 1998 until the plant was shut down due to escalating civil unrest in June 2000. The plant produced approximately 210,000 ounces of gold at a mean gold recovery of around 78%. Gold recovery generally trended downwards during the period of operations ranging from a high of 86% in May 1999 to a low of 68% in April 2000.

In 2005 ASG initiated a metallurgical testwork programme to resolve the reasons for the poor metallurgical performance within segments of the deposits.

The Gold Ridge ores were considered to range from "free-milling" to refractory. Processing by conventional cyanidation resulted in a range of gold recoveries. Gold recovery was shown to correlate with the arsenic content for the fresh and transition ores, but was independent of it in oxide ores.

Average gold recoveries by ore type and by pit, are calculated from the arsenic head grade using a regression algorithm developed from the testwork.

3.6 Mineral Resources

A recoverable resource estimation was undertaken by Hellman and Schofield Limited in 2008. The method used was Multiple Indicator Kriging (MIK). The estimation is based on sample data from Diamond and Reverse Circulation drill holes.

The resource at a cut off grade of 0.5 g/t Au is as shown in Table 3-1.

Table 3-1: Gold Ridge Mineral Resources

Deposit	Cut off	Measured		Indicated		Total	
	Au g/t	Mt	Au g/t	Mt	Au g/t	Mt	Au g/t
Valehaichichi	0.5	2.04	1.38	10.56	1.14	12.60	1.18
Namachamata	0.5	1.15	1.92	1.46	1.43	2.61	1.64
Kupers	0.5	3.95	1.54	10.97	1.23	14.92	1.31
Dawsons	0.5	1.09	1.40	17.91	1.27	19.00	1.28
Total	**0.5**	**8.24**	**1.53**	**40.89**	**1.23**	**49.13**	**1.28**

Based on the Author's validation of the Hellman and Schofield work, the models appear to be a consistent and reasonable representation of the data.

3.7 Mineral Reserves

The latest Ore Reserves estimation for Gold Ridge was completed by IMC in June 2010. Based on a USD$850 per ounce gold price the current Reserves are as shown in Table 3-2.

Table 3-2: Gold Ridge Mineral Reserves

Mineral Reserve Category	Tonnage	*In situ* Grade Au	Predicted Au Recovery	Recovered Au Grade
	dry Mt	g/t	%	g/t
Proved	-	-	-	-
Probable	23.2	1.71	0.82	1.40
Proved + Provable	23.2	1.71	0.82	1.40
Waste	33.4			

The Mineral Reserves are included in the Mineral Resources stated above.

3.8 Interpretation and Conclusions

3.8.1 Resources

The shortcomings of early drilling and sampling have been addressed adequately and the drill sample database used in the resource estimation seems robust. The current resource estimation is a reasonable reflection of the sample database and geological understanding of the deposit. There is potential to improve the selectivity of the resource by reconsidering the variance reductions applied to the models.

3.8.2 Reserves

The mining fleet installed at Gold Ridge is considered appropriate for the application and should provide sufficient capacity to achieve the production rates set out in the Life of Mine plan.

In reporting the Mineral Reserves, appropriate account has been taken of the uncertainty associated with the plant recovery, by converting Measure Mineral Resources within the pit design to Probable Mineral Reserves, rather than Proven Mineral Reserves.

3.8.3 Metallurgy and Processing

The Gold Ridge processing plant operated from August 1998 until the plant was shut down due to civil unrest in June 2000. The plant has recently been refurbished and upgraded. A number of process design changes and plant improvements have been incorporated in the refurbished plant design to increase plant capacity, and mitigate previous operational issues.

Ore commissioning of the upgraded plant commenced in March 2011.

Metallurgical testwork on Gold Ridge fresh and transitional ore samples has shown that the ore types are partially refractory, and that gold recovery is dependent on the arsenic grade of feed. Further variability testing will be required to confirm the gold recovery relationship.

Gold recovery in initial operations is predicted to be 72-74% with ore from the Valehaichichi and Namachamata pits. Recovery is then predicted to increase to 80-85% as increasing amounts of Kupers and Dawsons are processed.

3.9 Recommendations

3.9.1 Mineral Resources

When the exploration and mine drilling is again fully operational the drilling and sampling processes should be reviewed to ensure they have been implemented as documented and are applicable to the Gold Ridge geology and environment.

New drilling should be routinely validated against the current models and trigger updates where changes are noted.

An investigation into the variance reductions applied in modelling should be considered as a possible path to improving the selectivity of the models and consequently any mine planning based on these models.

3.9.2 Mineral Reserves

Once the mine is again fully operational the optimisation parameters used in the reserve definition, especially recovery, should be validated against production data.

3.9.3 Metallurgy and Processing

Variability metallurgical testing should be undertaken on drill samples and plant feed samples to further develop gold recovery prediction relationships, and minimise variations in plant metallurgical recovery.